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                                    ISS LOGO                    EXHIBIT 99(a)(4)

                                  May 7, 1999

Dear Stockholders:

     I am pleased to inform you that on May 3, 1999, Integrated Sensor Solutions, ("ISS" or the "Company"), Inc. entered into an Agreement and Plan of Merger with Texas Instruments Incorporated ("Texas Instruments"). Pursuant to this merger agreement, a subsidiary of Texas Instruments is commencing a cash tender offer to purchase all of the outstanding shares of ISS' Common Stock at a price of $8.05 per share. Following completion of the tender offer, upon the terms and subject to the conditions of the merger agreement, the Texas Instruments subsidiary will be merged with and into ISS, and each share of ISS Common Stock not purchased in the tender offer (other than any shares owned by ISS or any of its subsidiaries, Texas Instruments or any of its subsidiaries and any dissenting stockholders) will be converted into the right to receive $8.05 per share in cash, without interest. Upon consummation of these transactions, Texas Instruments and its affiliates will own the entire equity interest in ISS.

     THE BOARD OF DIRECTORS OF ISS HAS DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF ISS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE TENDER OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF ISS ACCEPT THE TEXAS INSTRUMENTS TENDER OFFER AND TENDER THEIR SHARES THEREUNDER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today by the Company with the Securities and Exchange Commission, including the written opinion, dated May 3, 1999 of Cruttenden Roth Incorporated, the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be paid for the shares of Common Stock of the Company in the tender offer and the merger is fair from a financial point of view to such holder.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase, dated May 7, 1999, of the Texas Instruments subsidiary making the tender offer together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger, provide detailed information about the transactions and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                            Very truly yours,
                                            /s/ Manher D. Naik

                                            Manher D. Naik
                                            President and Chief Executive
                                            Officer
                                            Chairman of the Board